Filed Pursuant to Rule 424(b)(5)

Registration No. 333-283732

PROSPECTUS SUPPLEMENT NO. 1

(to Preliminary Prospectus Supplement, dated February 19, 2026)

5,503,030 Class A Ordinary Shares

Bitdeer Technologies Group

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements our preliminary prospectus supplement, dated February 19, 2026 (the “preliminary prospectus supplement”), which is in respect of our offering (the “Class A ordinary shares offering”) of our Class A ordinary shares, par value US$0.0000001 per share (the “Class A ordinary shares”), and supplements our prospectus, dated December 18, 2024 (the “base prospectus” and as supplemented by the preliminary prospectus supplement, the “preliminary prospectus”), that forms a part of our Registration Statement on Form S-3 (Registration Statement No. 333-283732). This prospectus supplement is being filed to update and supplement the preliminary prospectus with pricing terms for the Class A ordinary shares offering and certain other material information with respect to our concurrent notes transactions referred to in the preliminary prospectus. Accordingly, we have attached such pricing terms and other material information in a term sheet attached to this prospectus supplement. Terms used but not defined in this prospectus supplement have the respective meanings as set forth in the preliminary prospectus.

This prospectus supplement updates and supplements the information in the preliminary prospectus and is not complete without, and may not be delivered or utilized except in combination with, the preliminary prospectus, including the documents incorporated by reference therein and any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the preliminary prospectus and if there is any inconsistency between the information in the preliminary prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “BTDR.” On February 19, 2026, the last reported sales price of our Class A ordinary shares was US$7.94 per share.

Investing in our Class A ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page S-10 of the preliminary prospectus supplement and in our U.S. Securities and Exchange Commission (“SEC”) filings that are incorporated by reference into the preliminary prospectus supplement.

None of the SEC or any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus supplement or the preliminary prospectus. Any representation to the contrary is a criminal offense.

Sole Placement Agent

Barclays

The date of this prospectus supplement No. 1 is February 19, 2026

PRICING TERM SHEET	CONFIDENTIAL
DATED February 19, 2026

Bitdeer Technologies Group

Offering of 5,503,030 Class A Ordinary Shares

The information in this pricing term sheet supplements Bitdeer Technologies Group’s preliminary prospectus supplement, dated February 19, 2026 (the “preliminary prospectus supplement”), including the documents incorporated by reference therein, which is in respect of our offering (the “Class A ordinary shares offering”) of our Clas A ordinary shares, par value US$0.0000001 per share (the “Class A ordinary shares”), and supplements our prospectus, dated December 18, 2024 (the “base prospectus” and, as supplemented by the preliminary prospectus supplement, the “preliminary prospectus”), that forms a part of our Registration Statement on Form S-3 (Registration Statement No. 333-283732). The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus. All references to dollar amounts are references to U.S. dollars. References to “we,” “our” and “us” refer to Bitdeer Technologies Group and not to its subsidiaries.

Issuer:	Bitdeer Technologies Group, a Cayman Islands exempted company

Ticker / Exchange for Class A ordinary shares:	BTDR / Nasdaq Capital Market (“Nasdaq”)

Number of Shares Offered:	5,503,030 Class A ordinary shares

Trade Date:	February 20, 2026

Settlement Date:	February 26, 2026 (T+4)[1]

Nasdaq Last Reported Sale Price of Class A ordinary shares on February 19, 2026:	$7.94 per Class A ordinary share

Offering Price:	$7.94 per Class A ordinary share

Use of Proceeds:

We estimate that the net proceeds from the offering of our Class A ordinary shares will be approximately US$43.5 million, after deducting our estimated offering expenses payable by us. We estimate that the net proceeds from the Concurrent Note Offering (as defined below) will be approximately US$315.1 million (or approximately US$363.7 million if the initial purchasers in the Concurrent Note Offering exercise their option to purchase additional New Convertible Notes in full), after deducting initial purchasers’ discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the Concurrent Note Offering: (i) to pay the approximately US$29.2 million cost of the capped call transactions referred to in the preliminary prospectus that we entered into with the option counterparties; and (ii) to pay the approximately US$138.2 million cost of repurchasing for cash US$135.0 million aggregate principal amount of the November 2029 notes (including accrued and unpaid interest) in the Concurrent Note Repurchases. We intend to use the remaining net proceeds from this offering and the Concurrent Note Offering for datacenter expansion, HPC and AI cloud business expansion, ASIC-based mining rig development and manufacture, as well as working capital and other general corporate purposes.

[1]	Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Class A ordinary shares prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Class A ordinary shares who wish to trade the shares prior to the business day preceding the settlement date should consult their own advisors.

If the initial purchasers in the Concurrent Note Offering exercise their option to purchase additional New Convertible Notes (as defined below), we intend to use net proceeds from the sale of the additional New Convertible Notes to enter into additional capped call transactions with the option counterparties and the remaining net proceeds for datacenter expansion, HPC and AI cloud business expansion, ASIC-based mining rig development and manufacture, as well as working capital and other general corporate purposes as described above. See “Use of Proceeds” in the preliminary prospectus for additional information.

Concurrent Convertible Notes Offering:

Concurrently with the offering of Class A ordinary shares, we are offering (the “Concurrent Note Offering”) US$325,000,000 aggregate principal amount of 5.00% convertible senior notes due 2032 (the “New Convertible Notes”) (or up to US$375,000,000 aggregate principal amount of New Convertible Notes if the initial purchasers in such offering exercise in full their option to purchase additional New Convertible Notes). The Concurrent Note Offering is being made pursuant to a confidential offering memorandum (and not pursuant to the prospectus supplement or this pricing term sheet) only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. The prospectus supplement and this pricing term sheet do not constitute an offer to sell, or the solicitation of an offer to buy, any of the New Convertible Notes, or the Class A ordinary shares, if any, issuable upon conversion of the New Convertible Notes. The completion of the offering of Class A ordinary shares is contingent on the completion of the Concurrent Note Offering.

Subject to satisfaction of certain conditions and during certain periods, the New Convertible Notes may be converted at an initial conversion rate of 100.7557 Class A ordinary shares per US$1,000 principal amount of New Convertible Notes (equivalent to an initial conversion price of approximately US$9.93 per Class A ordinary share). The conversion rate is subject to adjustment if certain events occur. Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 125.9445 Class A ordinary shares per $1,000 principal amount of New Convertible Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the indenture governing the notes.

Concurrent Note Repurchase Transactions:

Concurrently with the offering of Class A ordinary shares, we entered into privately negotiated transactions with certain holders of our November 2029 notes to repurchase for cash approximately US$135.0 million in aggregate principal amount of the November 2029 notes for approximately US$138.2 million (including accrued and unpaid interest).

In connection with the concurrent note repurchase transactions, we expect that holders of the November 2029 notes who have agreed to have their November 2029 notes repurchased and who have hedged their equity price risk with respect to such notes (the “hedged holders”) will unwind all or part of their hedge positions by buying our Class A ordinary shares and/or entering into or unwinding various derivative transactions with respect to our Class A ordinary shares. The amount of our Class A ordinary shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historic average daily trading volume of our Class A ordinary shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of our Class A ordinary shares, including concurrently with the pricing of the notes. We cannot predict the magnitude of such market activity or the overall effect it will have on the price of the notes offered hereby or our Class A ordinary shares. See the section titled “Risk Factors—Risks Related to the Concurrent Notes Offering and the Existing Notes—Any repurchases of the November 2029 notes may affect the value of our Class A ordinary shares.” Each of the prospectus supplement and this pricing term sheet does not constitute an offer to buy, or the solicitation of an offer to sell, any of our November 2029 notes. The completion of the concurrent note repurchase transactions is contingent upon the completion of the offering of Class A ordinary shares and the Concurrent Note Offering.

Cap Price:	The cap price of the capped call transactions referred to in the preliminary prospectus that we entered into with the option counterparties will initially be US$15.88 per share, which represents a premium of 100% above the offering price per share in the offering of our Class A ordinary shares.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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